CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES INTENTION TO INSTITUTE A NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – MARCH 14, 2018 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (the "Corporation") announced today its intention, subject to regulatory approval, including the approval of the Toronto Stock Exchange ("TSX"), to purchase for cancellation up to 61,295,086 of its common shares (representing 5% of the common shares as at March 13, 2018) through a normal course issuer bid (the “NCIB”). The Corporation is currently engaged in a normal course issuer bid, which commenced May 23, 2017 and is ending on May 22, 2018 (the “2017 NCIB”). Through the 2017 NCIB the Corporation has, to date, not purchased any of its common shares for cancellation.
The NCIB would be commenced on or after the expiration of the 2017 NCIB. The NCIB purchases will be made over the course of a 12 month period and be subject to the applicable TSX and New York Stock Exchange (“NYSE”) rules and securities laws. The timing of and actual number of shares purchased will be determined by the Corporation and be subject to market conditions, share price and regulatory requirements.
In addition to further strengthening its balance sheet, investing in exploration and development of its diverse asset base, and participating in acquisition opportunities, returns to shareholders remain a priority to create value for Canadian Natural’s shareholders. The Board of Directors believes, depending upon future trading prices and other factors, that a portion of the funds flow in 2018 may be appropriately used by the Corporation to purchase its common shares, as it is believed to be a worthwhile investment, and in the best interests of the Corporation.
Shares will be purchased through the facilities of the TSX or other alternative Canadian marketplaces and the NYSE at prevailing market prices at the time of purchase. All purchased shares will be cancelled.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
For further information please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 T: 403-517-7777 Email: ir@cnrl.com
www.cnrl.com

STEVE W. LAUT
Executive Vice-Chairman
TIM S. MCKAY
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Director, Treasury and Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements disclaimer www.cnrl.com